SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 25, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated June 25, 2015, entitled “Study Published in May Issue of Journal of Dermatologic Surgery Demonstrates Significant Improvement in Face and Neck Treatment Results From New Profound Non-Surgical Procedure.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: June 25, 2015

STUDY PUBLISHED IN MAY ISSUE OF JOURNAL OF DERMATOLOGIC
SURGERY DEMONSTRATES SIGNIFICANT IMPROVEMENT IN FACE AND
NECK TREATMENT RESULTS FROM NEW PROFOUND NON-SURGICAL PROCEDURE

Syneron Candela Treatment Boosts Growth of Elastin, Collagen And Hyaluronic
Acid For Younger Skin Naturally

Irvine, CA, June 25, 2015, Syneron Medical Ltd. (NASDAQ: ELOS), a global market leader in the aesthetic medical device marketplace, today released the  results of a new clinical trial for Profound™, an innovative radiofrequency device clinically proven to improve facial and neck wrinkles without surgery.

Profound delivers energy directly into the deep dermis to stimulate elastin, collagen, and hyaluronic acid, the three key building blocks for healthy, youthful skin. As a result, the treatment adds volume and resiliency to the jawline, neck, jowls, nasolabial folds and cheeks. It is ideal for women and men who are seeking a non-surgical, minimally invasive treatment to look younger.

In the new randomized, blinded, 3-arm clinical trial published in the Dermatologic Surgery Journal May 2015 issue1, Macrene Alexiades, MD, PhD, Associate Clinical Professor at Yale University School of Medicine, set a new standard in treatment protocols by determining the optimal temperature and duration of temperature for maximum histologic and clinical results in wrinkle and laxity reduction.

The results are the culmination of a decade of research which used Syneron’s patented and proprietary Profound™ micro-needle-based radiofrequency energy delivery system with precise, real time, temperature control within the skin. The study arm that used optimal treatment parameters settings resulted in a 100% response rate among all subjects treated as assessed by blinded evaluation.

This publication is the sixth peer reviewed paper that demonstrated the unique capabilities of the Profound™ technology in facial and neck treatments for wrinkles, loose skin and skin volumizing. One of these papers was the first to show that an energy based device generates the three most important elements of youthful skin: new collagen, new elastin and new hyaluronic acid. The current paper established the optimal treatment parameters for Profound™ for face and neck.

The current results suggest that with optimal settings, a Profound™ treatment can produce up to 89% of the laxity improvement results of a surgical facelift. . With the new protocol for optimal settings to produce superior results, patients can realize many of the benefits approaching the surgical facelift with this novel minimally invasive in-office 30-minute treatment.

1 Randomized, Blinded, 3-Arm Clinical Trial Assessing Optimal Temperature and Duration for Treatment With Minimally Invasive Fractional Radiofrequency, Macrene Alexiades, MD, PhD,*† and Dany Berube, PhD‡, Dermatologic Surgery 41:5:MAY 2015 631

“With these results, we now know for the first time in history precisely how much energy we need to deliver into the dermis and what endpoints to generate the most dramatic results possible without adverse events,” says Alexiades. “In my experience, this is by far the most effective device for dermal volumizing and laxity reduction in a single treatment.”

The breakthrough technology meets the demands of today’s consumers. In a recent survey, more than half of women with sagging jaw lines and “turkey necks” have considered nonsurgical treatment.2

Unlike facelifts, which require general anesthesia, long incisions, and recovery, Profound patients typically experience only minor redness that resolves within two to 12 hours and minimal swelling for up to five days. Most patients can resume normal activities within 24-48 hours.

“Profound is at the forefront of a new category of innovative medical aesthetic devices that addresses skin aging in an entirely different way than what is currently available,” says Shimon Eckhouse, PhD, Chairman of the Board of Directors of Syneron Candela. “Consumers want non-surgical procedures that deliver maximum results. With Profound’s technology, physicians are able to consistently achieve this, allowing them to create dramatically younger, smoother and more elastic skin with unprecedented outcomes.”

About Syneron Candela
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

2 Data On File, Syneron-Candela

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including product efficacy, market acceptance of new products, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:
Syneron Medical – Public Relations
pr@syneron.com

KELZ PR
Melissa Ben-Yoseph – Melissa@kelzpr.com
Sheila Arway – sheila@kelzpr.com
646-450-5359